EXHIBIT 99.1

Himax Filed Listing Application With Taiwan Stock Exchange

TAINAN, Taiwan, Nov. 12, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (the "Company") (Nasdaq:HIMX) announced that it filed a listing application with the Taiwan Stock Exchange (the "TWSE") today.

The Company plans to list all of its ordinary shares on the TWSE while maintaining its listing of American Depositary Shares on the Nasdaq Global Select Market. The Company currently expects to receive the listing approval from the TWSE in the first quarter of 2010 and expects trading to begin in the second quarter of 2010, subject to necessary regulatory approvals and procedures and the prevailing market conditions.

In connection with the listing application, a preliminary offering circular and a preliminary underwriter's evaluation report both dated November 12, 2009 (in Chinese language) were filed with the TWSE and made public on the Market Observation Post System under the code number "3670." The preliminary underwriter's evaluation report is required to be filed under the listing rules of the TWSE and was prepared by the lead underwriter for the Company's Taiwan listing.

The Company also filed today a Form 6-K report with the U.S. Securities and Exchange Commission summarizing certain information included in the preliminary offering circular and the preliminary underwriter's evaluation report, which is provided for information purposes only.

The ordinary shares to be issued and offered in connection with the proposed Taiwan listing have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the Securities Act), absent registration or an applicable exemption from registration requirements under the Securities Act.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS Image Sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

This press release contains forward-looking statements, including statements regarding our ordinary shares and American Depositary Shares and our future business prospects, on which you should not place undue reliance. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, and there can be no assurance that Himax's Taiwan listing will be approved or trading will begin at the expected time, or at all. Factors that could cause our listing plan to differ materially include, but not limited to, shareholders' support on the dual listing plan, changes in either Taiwan or U.S. authorities' policies, Taiwan Stock Exchange and Taiwan authority's acceptance of Himax's Taiwan listing application, changes in capital market conditions in either Taiwan or the U.S., capital market acceptance of our share offering, our future business development, results of operations and financial condition, the capabilities of the underwriters and other risks as described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2008 filed with the SEC on May 15, 2009, if and as amended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com